SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 33-23444) UNDER
THE SECURITIES ACT OF 1933	[X]
PRE-EFFECTIVE AMENDMENT NO.	[ ]
POST-EFFECTIVE AMENDMENT NO. 81	[X]
and

REGISTRATION STATEMENT (NO. 811-05628) UNDER THE INVESTMENT COMPANY ACT
OF 1940
AMENDMENT NO. 83	[X]

Vanguard Malvern Funds
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Anne E. Robinson, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
Explanatory Note This Post-Effective Amendment consists of the following:
1. Facing Sheet of the Registration Statement
2. Part C to the Registration Statement (including Signatures page)
3. Exhibit (g) to Item 28 to the Registration Statement
This Post-Effective Amendment is being filed solely to file Custodian Agreement for JPMorgan Chase Bank,
N.A. as Exhibit (g) to Item 28 to this Registration Statement on Form N-1A (the “Registration Statement”).
Parts A and B of Post-Effective Amendment No. 79 to the Registration Statement, dated January 26, 2018, and filed pursuant to Rule 485(b) under the Securities Act of 1933, are incorporated by reference

PART C

VANGUARD MALVERN FUNDS

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, filed with Post-Effective Amendment No. 66 dated June 16, 2015, is hereby incorporated by reference.
(b)	By-Laws, Amended and Restated By-Laws, filed with Post-Effective Amendment No. 79 are hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the
Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a)
above.
(d)	Investment Advisory Contracts, for Wellington Management Company LLP, filed with Post-
Effective Amendment No. 54 dated January 28, 2013. The Vanguard Group, Inc., provides investment advisory services to the Funds at cost pursuant to the Fifth Amended and Restated
Funds’ Service Agreement, refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Funds” in Part B of this Registration Statement.
(g)	Custodian Agreements, for Brown Brothers Harriman & Co., for The Bank of New York
Mellon, and for State Street Bank and Trust Company, filed with Post-Effective Amendment
No. 79 are hereby incorporated by reference. The Custodian Agreement For JP Morgan Chase
Bank, is filed herewith.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed with
Post-Effective Amendment No. 79 are hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, filed with Post-
Effective Amendment No. 79 is hereby incorporated by reference.
(k)	Omitted Financial Statements, for VFTC Short-Term Bond Trust and VFTC Intermediate-Term
Bond Trust for fiscal years ended September 30, 2013 and September 30, 2014, filed with Post-
Effective Amendment No. 65 dated April 2, 2015, are hereby incorporated by reference.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed with Post-Effective Amendment No. 79 is hereby incorporated by reference.
(o)	Reserved.
(p)	Codes of Ethics, for The Vanguard Group, Inc., and for Wellington Management Company LLP,
filed with Post-Effective Amendment No. 79 are hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

The Registrant does not control and is not under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted for directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 31. Business and Other Connections of Investment Advisers

Wellington Management Company LLP, is an investment adviser registered under the Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and partners of Wellington Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

The Vanguard Group, Inc. (Vanguard), is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Item 32. Principal Underwriters

(a) Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of investment companies with over 200 funds.

(b) The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
Karin A.Risi	Director and Chairman and Principal and Chief Executive	None
Officer Designee
Scott A. Conking	Director and Principal	None
Kevin Justice	Director and Principal	None
Christopher D. McIsaac	Director and Principal	None
Thomas M. Rampulla	Director and Principal	None
Michael Rollings	Director and Principal	Finance Director
John E. Schadl	Director and Principal and General Counsel	None
Mortimer J. Buckley	President	Chief Executive Officer, President and
Trustee
Brian Dvorak	Assistant Vice President	None
Caroline Cosby	Secretary	None
Beth Morales Singh	Assistant Secretary	None
Aisling Murphy	Chief Compliance Officer	None
John T. Marcante	Chief Information Officer	None
Ellen Rinaldi	Chief Information Security Officer	None
Salvatore L. Pantalone	Financial and Operations Principal and Treasurer	None

Name	Positions and Office with Underwriter	Positions and Office with Funds
Amy M. Laursen	Financial and Operations Principal	None
Danielle Corey	Annuity and Insurance Officer	None
Jeff Seglem	Annuity and Insurance Officer	None
Matthew Benchener	Principal	None
John Bendl	Principal	None
Saundra K. Cusumano	Principal	None
James M. Delaplane Jr.	Principal	None
Kathleen A. Graham-Kelly	Principal	None
Andrew Kadjeski	Principal	None
Martha G. King	Principal	None
Phillip Korenman	Principal	None
Mike Lucci	Principal	None
Alba E. Martinez	Principal	None
Brian McCarthy	Principal	None
James M. Norris	Principal	None
David Petty	Principal	None
Frank Satterthwaite	Principal	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Custodians, Brown Brothers Harriman & Co., 50 Post Office Square, Boston, MA 02110-1548, JP Morgan Chase Bank, 383 Madison Avenue, New York, NY 10179, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, and The Bank of New York Mellon, 225 Liberty Street, New York, NY 10286 and the Registrant’s investment advisors at their respective locations identified in Part B of this Registration Statement.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Funds” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 23th day of February, 2018.

VANGUARD MALVERN FUNDS

BY:___________/s/ Mortimer J. Buckley*____

Mortimer J. Buckley

Chief Executive Officer, President, and
Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman	February 23, 2018
F. William McNabb III
/s/ Mortimer J. Buckley*	Chief Executive Officer and	February 23, 2018
President
Mortimer J. Buckley
/s/ Emerson U. Fullwood*	Trustee	February 23, 2018
Emerson U. Fullwood
/s/ Amy Gutmann*	Trustee	February 23, 2018
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	February 23, 2018
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	February 23, 2018
F. Joseph Loughrey
/s/ Mark Loughridge*	Trustee	February 23, 2018
Mark Loughridge
/s/ Scott C. Malpass*	Trustee	February 23, 2018
Scott C. Malpass
/s/ Deanna Mulligan*	Trustee	February 23, 2018
Deanna Mulligan
/s/ André F. Perold*	Trustee	February 23, 2018
André F. Perold
Sarah Bloom Raskin*	Trustee	February 23, 2018
Sarah Bloom Raskin

/s/ Peter F. Volanakis*	Trustee	February 23, 2018
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	February 23, 2018
Thomas J. Higgins

*By: /s/ Anne E. Robinson

Anne E. Robinson, pursuant to a Power of Attorney filed on January 18, 2018, see File Number 33-32216, Incorporated by Reference.

INDEX TO EXHIBITS

Custodian Agreement, JPMorgan Chase Bank, N.A

EX-99.G